

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2017

Marcia A. Dall
Chief Financial Officer
Churchill Downs Inc.
600 North Hurstbourne Parkway
Suite 400
Louisville, KY 40222

  Re: **Churchill Downs Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2015
    Response Dated January 11, 2017
    File No. 001-33998

Dear Ms. Dall:

  We have reviewed your January 11, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis
Additional Statistical Data by Segment
Big Fish Games, page 48

1. We note your response to prior comment one. You state you will no longer present the measure "bookings" as a non-GAAP measure, and you will include the measure as an operational metric. In your response, you also state the measure is an indicator of your purchasing trends. If so, please state this fact in the filing. Please note that if you characterize the metric as a performance measure, you are subject to compliance with all of the requirements under Item 10(e) of Regulation S-K.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure